UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Five Prime Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33830X 10 4

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. HealthCap IV BIS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) (1) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 1 to Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13G.

Page 2 of 8 pages

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. HealthCap IV, K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) (1) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweeden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 1 to Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13G.

Page 3 of 8 pages

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. HealthCap IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) (1) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 1 to Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13G.

Page 4 of 8 pages

CUSIP No. 33830X 10 4

1.	Names of Reporting Persons. OFCO Club IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) (1) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 1 to Schedule 13G is filed by HealthCap IV BIS, L.P. (“HealthCap BIS”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV, L.P. (“HealthCap IV”), and OFCO Club IV (“OFCO”, together with HealthCap BIS, HealthCap KB, and HealthCap IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 1 to Schedule 13G.

Page 5 of 8 pages

Item 1.

(a)	Name of Issuer:

Five Prime Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2 Corporate Drive

South San Francisco, CA 94080

Item 2.

(a)	Name of Person Filing:

HealthCap IV BIS, L.P. (“HealthCap BIS”)

HealthCap IV, K.B. (“HealthCap KB”)

HealthCap IV, L.P. (“HealthCap IV”)

OFCO Club IV (“OFCO”)

(b)	Address of Principal Business Office or, if none, Residence:

HealthCap IV BIS, L.P.

18 Avenue d’Ouchy

Lausanne, Switzerland CH-1006

HealthCap IV, K.B.

18 Avenue d’Ouchy

Lausanne, Switzerland CH-1006

HealthCap IV, L.P.

18 Avenue d’Ouchy

Lausanne, Switzerland CH-1006

OFCO Club IV

c/o Odlander, Fredrikson & Co AB

Engelbrektsplan 1

SE-114 34 Stockholm, Sweden

(c)	Citizenship:

HealthCap BIS is a Delaware limited partnership

HealthCap KB is a Swedish limited partnership (Kommanditbolag)

HealthCap IV is a Delaware limited partnership

OFCO is a Swedish non-registered partnership (enkelt bolag) legally existing under the laws of Sweden. (Swedish non-registered partnerships are regulated in the Swedish Law – Lag (1980:1102) om handelsbolag och enkla bolag)

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

33830X 10 4

Page 6 of 8 pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information in Items 1 and 5 through 11 on the cover pages of this Amendment No. 1 to Schedule 13G is hereby incorporated by reference.

The reporting persons do not beneficially own any shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015	HealthCap IV BIS, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 11, 21015	HealthCap IV, K.B.
By its Sole General Partner, HealthCap IV GP AB, L.L.C.

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner

Date: February 11, 2015	HealthCap IV, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 11, 2015	OFCO Club IV
By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Anki Forsberg
Print Name: Anki Forsberg
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander Print Title: Partner

Page 8 of 8 pages